UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended _______________

Commission File Number ______________

ORLA MINING LTD.

(Exact name of Registrant as specified in its charter)

Canada	1040	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 202, 595 Howe Street
Vancouver, British Columbia, V6C 2T5, Canada

(604) 564-1852

(Address and telephone number of Registrant’s principal executive offices)

C T Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	ORLA	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form        ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ YES    ☒ NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☐ YES      ☐ NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Orla Mining Ltd. (the “Company”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange. The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

References to the “Registrant” or “Company” in this Registration Statement mean Orla Mining Ltd. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.107, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.89 to Exhibit 99.106, inclusive, as set forth in the Exhibit Index attached hereto and as required by General Instruction D.(9) of Form 40-F.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 or in rules and releases made by the United States Securities and Exchange Commission (“SEC”), all as may be amended from time to time, as well as Canadian securities legislation and all other applicable securities legislation (referred to herein as “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to meet obligations under property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner and the Company’s ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of mineral resources and mineral reserves; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) risks relating to foreign operations and expropriation or nationalization of mining operations; (vi) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vii) delays in getting access from surface rights owners; (viii) uncertainty in estimates in production, capital and operation costs and potential of production and cost overruns; (ix) the impact of Panamanian or Mexican laws regarding foreign investment; (x) the fluctuating price of gold; (xi) assessments by taxation authorities in multiple jurisdictions; (xii) uncertainties related to title to mineral properties; (xiii) the Company’s ability to identify, complete and successfully integrate acquisitions; (xiv) global health emergencies, and (xv) volatility in the market price of the Company’s securities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” in the Company's most recently filed Annual Information Form (the “AIF”) filed as Exhibit 99.36 to this Registration Statement and its management's discussion and analysis for the three and nine months ended September 30, 2020 filed as Exhibit 99.03 to this Registration Statement.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s subsequent filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING REQUIREMENTS

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards, and may not be comparable to those prepared by companies in the United States. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND RESERVE ESTIMATES

The Company prepares its information concerning resources and mineral deposits in accordance with the requirements of Canadian securities laws, which differ significantly from the requirements of U.S. securities laws. Canadian reporting requirements for disclosure of mineral properties are governed by Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions used in NI 43-101 are incorporated by reference from the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definition Standards adopted by CIM Council on May 10, 2014. U.S. reporting requirements are currently governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. If applicable, mineral reserve estimates contained in this Registration Statement and the documents incorporated by reference herein may not qualify as “reserves” under Industry Guide 7. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with by certain issuers in the first fiscal year beginning on or after January 1, 2021.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. U.S. readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, “inferred mineral resources” have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an inferred mineral resource may be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Readers are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities regulations if such disclosure includes the grade or quality and the quantity for each category of mineral resource and mineral reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Registration Statement and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF THE COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant's AIF for the fiscal year ended December 31, 2019, filed as Exhibit 99.30 to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.2988 on December 31, 2019 and US$1.00 = CDN$1.2880 on December 3, 2020.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Registrant's contractual obligations, including payments due for each of the next five years and thereafter as at December 31, 2019. This table is presented in Canadian dollars.

	Payments due by period
Contractual Obligations	Total ($)	Less than 1 year ($)	1 – 3 years ($)	3 – 5 years ($)	More than 5 years ($)
Routine accounts payable	$639,000	$639,000	–	–	–
Lease obligations	99,000	41,000	58,000	–	–
Camino Rojo Project Loan (note 1)	32,470,000	–	–	32,470,000	–
Newmont Loan (note 2)	15,104,000	–	15,104,000	–	–
Total	$48,312,000	$680,000	$15,162,000	$32,470,000	–

Notes:

1.	The Camino Rojo Project Loan is denominated in United States dollars, and at December 31, 2019, the principal outstanding was US$ 25 million.

2.	The Newmont Loan is denominated in Mexican pesos, and at December 31, 2019, the principal outstanding was 219 million Mexican pesos.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 4, 2020	Orla Mining Ltd.

/s/ Jason Simpson
Jason Simpson
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number
99.01	News release, filed on November 26, 2020
99.02	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, filed on November 13, 2020
99.03	Management’s discussion and analysis for the three and nine months ended September 30, 2020, filed on November 13, 2020
99.04	Certification of interim filings - CEO, filed on November 13, 2020
99.05	Certification of interim filings - CFO, filed on November 13, 2020
99.06	News release, filed on November 2, 2020
99.07	News release, filed on August 24, 2020
99.08	News release, filed on August 13, 2020
99.09	Condensed interim consolidated financial statements for the three and six months ended June 30, 2020 and 2019, filed on August 10, 2020
99.10	Management's discussion and analysis for the three and six months ended June 30, 2020, filed on August 10, 2020
99.11	Certification of interim filings – CEO, filed on August 10, 2020
99.12	Certification of interim filings – CFO, filed on August 10, 2020
99.13	News release, filed on July 2, 2020
99.14	Orla Mining Ltd. 2020 Restricted Share Unit Plan effective April 2, 2020, filed on June 11, 2020
99.15	Report on voting results, filed on May 13, 2020
99.16	Condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019, filed on May 12, 2020
99.17	Management's discussion and analysis for the three months ended March 31, 2020, filed on May 12, 2020
99.18	Certification of interim filings – CEO, filed on May 12, 2020
99.19	Certification of interim filings – CFO, filed on May 12, 2020
99.20	Notice of annual and special meeting and Management Information Circular, filed on April 14, 2020
99.21	Form of proxy - Annual general and special meeting to be held on Wednesday, May 13, 2020, filed on April 14, 2020
99.22	News release, filed on April 9, 2020
99.23	Notice of predecessor auditor pursuant to NI 51 – 102 of change of auditor, filed on April 8, 2020
99.24	Notice of successor auditor pursuant to NI 51 – 102 of change of auditor, filed on April 8, 2020
99.25	Notice of change of auditor, filed on April 8, 2020
99.26	Material change report, filed on April 6, 2020
99.27	News release, filed on April 3, 2020

99.28	Notice of the meeting and record date (Amended), filed on April 3, 2020
99.29	Prospectus Supplement to the Short Form Base Shelf Prospectus dated March 11, 2019, filed on March 30, 2020
99.30	Underwriting Agreement, filed on March 30, 2020
99.31	Marketing materials, filed on March 27, 2020
99.32	News release, filed on March 26, 2020
99.33	Material change report, filed on March 25, 2020
99.34	Management's discussion and analysis for the year ended December 31, 2019, filed on March 23, 2020
99.35	Certification of annual filings – CFO, filed on March 23, 2020
99.36	Annual Information Form for the year ended December 31, 2019, filed on March 23, 2020
99.37	Certification of annual filings – CEO, filed on March 23, 2020
99.38	Class 1 Reporting Issuers and Class 3B Reporting Issuers Participation Fee, filed on March 23, 2020
99.39	Consolidated financial statements for the years ended December 31, 2019 and 2018, filed on March 23, 2020
99.40	Notice of the meeting and record date, filed on March 6, 2020
99.41	Early warning report, filed on January 7, 2020
99.42	Report of exempt distribution, filed on December 30, 2019
99.43	Amended material change report, filed on December 30,2019
99.44	Amended and Restated Investor Rights Agreement, filed on December 23, 2019
99.45	Loan Agreement, filed on December 23, 2019
99.46	News release, filed on December 18, 2019
99.47	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018, filed on November 12, 2019
99.48	Management's discussion and analysis for the three and nine months ended September 30, 2019, filed on November 12, 2019
99.49	Certification of interim filings – CEO, filed on November 12, 2019
99.50	Certification of interim filings – CFO, filed on November 12, 2019
99.51	Material change report, filed on October 29, 2019

99.52	Investor Rights Agreement, filed on October 29, 2019
99.53	Loan commitment letter of Trinity Capital Partners Corporation, filed on October 29, 2019
99.54	Early warning report, filed on October 23, 2019
99.55	News release, filed on October 21, 2019
99.56	News release, filed on September 9, 2019
99.57	Condensed interim consolidated financial statements for the three and six months ended June 30, 2019 and 2018, filed on August 9, 2019
99.58	Management's discussion and analysis for the three and six months ended June 30, 2019, filed on August 9, 2019
99.59	Certification of interim filings – CEO, filed on August 9, 2019
99.60	Certification of interim filings – CFO, filed on August 9, 2019
99.61	News release, filed on August 7, 2019
99.62	NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico, filed on August 6, 2019
99.63	Report of exempt distribution, filed on July 25, 2019
99.64	Orla Mining Ltd. Stock Option Plan Effective December 16, 2016, and amended May 24, 2018 and June 12, 2019, filed on July 24, 2019
99.65	Orla Mining Restricted Share Unit Plan Effective June 27, 2018, and amended June 12, 2019, filed on July 24, 2019
99.66	Orla Mining Deferred Share Plan Effective June 27, 2018, amended June 12, 2019, filed on July 24, 2019
99.67	News release, filed on July 15, 2019
99.68	News release, filed on June 25, 2019
99.69	News release, filed on June 12, 2019
99.70	Report on voting results, filed on June 12, 2019
99.71	Notice of annual and special meeting and Management Information Circular, filed on May 14, 2019
99.72	Certificate relating to Communication with Beneficial Owners, filed on May 14, 2019
99.73	Form of proxy - Annual general and special meeting to be held on Wednesday, June 12, 2019, filed on May 14, 2019

99.74	News release, filed on May 14, 2019
99.75	Condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018, filed on May 9, 2019
99.76	Management's discussion and analysis for the three months ended March 31, 2019, filed on May 9, 2019
99.77	Certification of interim filings – CEO, filed on May 9, 2019
99.78	Certification of interim filings – CFO, filed on May 9, 2019
99.79	Notice of the meeting and record date, filed on April 3, 2019
99.80	Annual Information Form for the year ended December 31, 2018, filed on March 29, 2019
99.81	Form 52-109F1 – IPO/RTO Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming A Non-Venture Issuer – CEO, filed on March 29, 2019
99.82	Form 52-109F1 – IPO/RTO Certification of Annual Filings Following an Initial Public Offering, Reverse Takeover or Becoming A Non-Venture Issuer – CFO, filed on March 29, 2019
99.83	Class 1 Reporting Issuers and Class 3B Reporting Issuers Participation Fee, filed on March 18, 2019
99.84	Consolidated financial statements for the years ended December 31, 2018 and 2017, filed on March 18, 2019
99.85	Management's discussion and analysis for the year ended December 31, 2018, filed on March 18, 2019
99.86	News release, filed on March 11, 2019
99.87	Short Form Base Shelf Prospectus, filed on March 11, 2019
99.88	Amended NI 43-101 Technical Report on the Camino Rojo Gold Project Municipality of Mazapil, Zacatecas, Mexico, filed on March 11, 2019
99.89	Consent of David Brown
99.90	Consent of George Lightwood
99.91	Consent of Gene Tortelli
99.92	Consent of Carl E. Defilippi
99.93	Consent of David B. Hawkins
99.94	Consent of Dr. Matthew Gray
99.95	Consent of Michael G. Hester
99.96	Consent of Hans Smit

99.97	Consent of P&E Mining Consultants Inc.
99.98	Consent of Auditors – Davidson & Company LLP
99.99	Consent of Eugene Puritch
99.100	Consent of Richard H. Sutcliffe
99.101	Consent of Tracy Armstrong
99.102	Consent of Antoine Yassa
99.103	Consent of Kenneth Kuchling
99.104	Consent of David Burga
99.105	Consent of Fred Brown
99.106	Consent of Mark Gorman
99.107	News release, filed on December 4, 2020